SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated November 29, 2023.

Autonomous City of Buenos Aires, November 29, 2023

To the

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

C1041AAE City of Buenos Aires

Re: Changes in the composition of the Board of Directors and in the First Level of the Senior Management Structure of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 8, Chapter III, Title II of the Rules of this National Securities Commission (N.T. 2013) and the corresponding ByMA and MAE Rules, in order to inform the changes in the Composition of the Board of Directors and the First Level Senior Management Structure of YPF.

In that regard, we inform that at its meeting held on November 29, 2023 the Company’s Board of Directors considered and decided to accept the resignation of Mr. Santiago Álvarez as Alternate Director for Class D shares, strictly for personal reasons. It is also informed that Mr. Álvarez will no longer serve in the role of Corporate Affairs, Communications and Marketing Vicepresident, as of December 1, 2023.

Additionally, it is informed that Mr. Alejandro Lew will no longer serve in the role of CFO as of December 1, 2023, and that, at the same meeting, the Board of Directors appointed Mr. Pedro Kearney as CFO on an interim basis, until the definitive designation is made.

Finally, it is informed that Mr. Gustavo Medele will no longer serve in the role of Sustainability and Operational Excellence Vicepresident as of December 7, 2023.

Yours faithfully,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 29, 2023	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer